Exhibit 99.1

Canopy Growth Introduces Spectrum Therapeutics

SMITHS FALLS, ON, May 7, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to introduce Spectrum Therapeutics, a new global brand that will encompass all of the Company's ongoing commercial medical and clinical research operations including Spectrum Cannabis, Canopy Health Innovations (CHI), and the most recent addition to Canopy Growth's medical portfolio, Bionorica SE-founded C3 Cannabinoid Compound Company ("C3"), a European leader in cannabinoid-based medical therapies.

Incorporating these entities into one unified ecosystem will integrate the Company's medical efforts as one global healthcare enterprise. Spectrum Therapeutics now encompasses the production and distribution of full-spectrum and single cannabinoid medical cannabis products; industry-leading education, resources and support for patients and healthcare practitioners; as well as pre-clinical and clinical research and the development of cannabinoid-based medicines.

The recent acquisition of C3 will allow Spectrum Therapeutics to continue to advance leadership in medical cannabis globally by further expanding its ability to empower physicians in Europe and around the world with the knowledge and therapies drawn from a full range of cannabinoid-based medicines. This includes dronabinol, C3's cannabinoid pharmaceutical drug available in Germany, Austria, Switzerland, and Denmark. Dronabinol, while integrated into the Spectrum Therapeutics commercial offering, will continue to be marketed under C3's established and recognized branding, Bionorica Ethics.

"We've always been a company that provides more than medical cannabis to our patients," commented Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "We also offer education for patients and healthcare professionals and are engaged in research to define the safety and efficacy of cannabinoid medicines and the development of new cannabinoid-based treatments. Integrating our commercial medical businesses and clinical research arm under a single entity better reflects our position as a healthcare company that's driving further acceptance of cannabinoids as mainstream medicine and addressing the medical and wellness needs of our patients worldwide."

In addition to providing commercially available medical cannabis products on five continents, Spectrum Therapeutics will continue to offer medical cannabis education for patients and healthcare professionals in countries with legal regulatory frameworks. Through the continuation of CHI and C3's respective clinical research programs, Spectrum Therapeutics will also focus on the research and development of clinically ready cannabinoid drug formulations and dosage formats. In addition to supporting drug registration, this research also support's best-in-class physician and patient interaction and education for Spectrum Therapeutics' commercial operations on a global basis.

Entities now under the Spectrum Therapeutics banner include:

  Spectrum Cannabis: Known for its colour-coded spectrum to categorize medical cannabis according to THC and CBD levels, the commercial medical arm of the Company operates in 12 countries including Australia, Brazil, Canada, Chile, Colombia, Czech Republic, Denmark, Germany, Lesotho, Peru, Poland, and the United Kingdom. In Canada alone, the team has conducted 61,000+ healthcare professional visits.
  Canopy Health Innovations (CHI): With 38 provisional patents filed in the US designed to address a range of medical issues, from addiction to pain management, Canopy Health Innovations continues to build a robust portfolio of IP, pre-clinical and clinical evidence to support cannabis-based medicines that deliver therapeutic value in areas of unmet medical need. Additionally, across five continents, CHI has 11 ongoing and planned therapeutic trials and another 11 third-party investigator-initiated trials supported by Spectrum Therapeutics. More than 900 patients will be enrolled in research trials testing the efficacy of cannabinoid-based therapies and more than 1800 patients are participating in the EQUAL program (Evaluation of Quality of Life) that will investigate the quality of life of patients before and after treatment with medical cannabis.
  C3 Cannabinoid Compound Company (C3): C3 is Europe's largest cannabinoid-based pharmaceuticals company. The company was founded in 2014 by Bionorica SE, one of the world's leading producers of herbal medicines, as a holding company for the companies Bionorica ethics and THC Pharm. Both Bionorica ethics and THC Pharm have for almost two decades been researching and developing the key therapeutic ingredients of the cannabis flower: tetrahydrocannabinol (THC) and cannabidiol (CBD). One of the most significant of C3's medical offerings is dronabinol, a pure chemical compound with standardized concentrations of THC that can be prescribed by doctors in Germany for any type of chronic pain and for any condition in palliative care.

Here's to Future (Therapeutic) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.4 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "industry-leading education, resources and support for patients", and "ongoing clinical research programs which are expected to complement Spectrum Therapeutics'" . Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including clinical trial work, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 08:30e 07-MAY-19